List of Subsidiaries

                                       of

                                EFTC Corporation



Current Electronics, Inc., an Oregon corporation
Circuit Test, Inc., a Florida corporation

Airhub Service Group, L.C., a Kentucky limited liability company
Circuit Test International, L.C., a Florida limited liability company CTI Acquisition Corp., a Florida corporation
Personal Electronics, Inc., a New Hampshire corporation






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